Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS SOLD COLLECTION AGENCY

ARNHEM, The Netherlands—July 9, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has sold Mandaat, its subsidiary specializing in collection and assertion of governmental taxes, to the Cannock Chase Group. This group is active in the field of credit management and collection and through Mandaat can expand its offering in the Dutch market. In 2003, Mandaat realized a gross-revenue of about EUR 7 million with 100 employees. Further financial details were not disclosed.

Mandaat has developed its business in order to support municipalities with the collection of local taxes. Over the years, the company has developed from a collection agency to an organization that offers a full range of collection and assertion services in the field of finance, social security, spatial planning and environment, especially for local communities. Despite its strong market position, ARCADIS no longer considers the activities of Mandaat to be part of its core business. For that same reason ARCADIS recently sold its property valuation business KAFI, which also operated in the public finance domain. Within the Cannock Chase Group Mandaat will further develop its position as a market leader in the public sector.

The Cannock Chase Group is a full service specialist in credit management with a range of consultancy, posting, outsourcing, software, training and legal collection services. The acquisition of Mandaat is an important part of its strategy to obtain a leading position in the Dutch market for public finance and to increase its strength in the collection business. Besides that, Mandaat will add bailiff services with a nation-wide scope to the Cannock Chase Group. This fits the company's strategy to offer services in the entire order-to-case cycle. Prior to the acquisition of Mandaat, Cannock Chase Group employed 150 people and generated a gross-revenue of EUR 9 million.

ARCADIS is a leading, global, knowledge-driven consulting and engineering company, active in the fields of infrastructure, buildings, environment, and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers tel: *31-26-3778286, e-mail: m.c.j.lamers@arcadis.nl
Visit us on the web: www.arcadis-global.com